UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sysorex Global Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87184N 203

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Nadir Ali
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 673,914(1)
	6	SHARED VOTING POWER 373,099(2)
	7	SOLE DISPOSITIVE POWER 673,914(1)
	8	SHARED DISPOSITIVE POWER 373,099(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,047,013(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of (i) 548,914 shares of Common Stock held of record by Nadir Ali, and (ii) 125,000 shares of Common Stock issuable to Nadir Ali upon exercise of an outstanding stock option that is exercisable within 60 days of December 31, 2014.

(2)	Consists of (i) 54,892 shares of Common Stock held of record by Lubna Qureishi, Mr. Ali’s wife, (ii) 274,457 shares of Common Stock held of record by the Qureishi Ali Grandchildren Trust, and (iii) 43,750 shares of common stock issuable to Lubna Qureishi upon exercise of an outstanding Common Stock purchase warrant that is exercisable within 60 days of December 31, 2014. Mr. Ali is the joint-trustee (with his wife Lubna Qureishi) of the Qureishi Ali Grandchildren Trust and has voting and investment control over the shares held.

(3)	Based on 19,713,248 shares of Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person, plus the number of shares of Common Stock issuable upon exercise of a stock option and Common Stock purchase warrant by Nadir Ali and Lubna Qureishi, respectively, which are treated as converted Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

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Item 1(a)	Name of Issuer: Sysorex Global Holdings Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 2479 E. Bayshore Road, Suite 195, Palo Alto, CA 94303

Item 2(a)	Name of Person Filing: Nadir Ali

Item 2(b)

Address of Principal Business Office or, if none, Residence:

The address for the principal business office of Nadir Ali is:

c/o Sysorex Global Holdings Corp.

2479 E. Bayshore Road, Suite 195, Palo Alto, CA 94303

Item 2(c)	Citizenship: Nadir Ali – United States

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No.: 87184N 203

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

(a) Amount beneficially owned:

1,047,013 (1)(2)

(b) Percent of class:

5.3%(3)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote or to direct the vote:

673,914 (1)

(ii) Shared power to vote or to direct the vote:

373,099 (2)

(iii) Sole power to dispose or to direct the disposition of:

673,914 (1)

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(iv) Shared power to dispose of or direct the disposition of:

373,099 (2)

(1)	Consists of (i) 548,914 shares of Common Stock held of record by Nadir Ali, and (ii) 125,000 shares of Common Stock issuable to Nadir Ali upon exercise of an outstanding stock option that is exercisable within 60 days of December 31, 2014.

(2)	Consists of (i) 54,892 shares of Common Stock held of record by Lubna Qureishi, Mr. Ali’s wife, (ii) 274,457 shares of Common Stock held of record by the Qureishi Ali Grandchildren Trust, and (iii) 43,750 shares of common stock issuable to Lubna Qureishi upon exercise of an outstanding Common Stock purchase warrant that is exercisable within 60 days of December 31, 2014. Mr. Ali is the joint-trustee (with his wife Lubna Qureishi) of the Qureishi Ali Grandchildren Trust and has voting and investment control over the shares held.

(3)	Based on 19,713,248 shares of Common Stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person, plus the number of shares of Common Stock issuable upon exercise of a stock option and Common Stock purchase warrant by Nadir Ali and Lubna Qureishi, respectively, which are treated as converted Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.

Item 8	Identification and Classification of Members of the Group: Not applicable.

Item 9	Notice of Dissolution of Group: Not applicable.

Item 10	Certifications: Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

/s/ Nadir Ali
Name: Nadir Ali

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